Exhibit 99.2

NEWS RELEASE

NYSE American: EU

TSX.V: EU

January 25, 2023

www.encoreuranium.com

enCore Energy Announces C$30 Million Underwritten Public Offering

Corpus Christi, Texas – January 25, 2023: enCore Energy Corp. (“enCore” or the “Company”) (NYSE American: EU, TSXV: EU) in connection with its previously announced overnight marketed offering (the “Offering”) today announced that it has entered into an underwriting agreement with Canaccord Genuity as lead underwriter, together with a syndicate of underwriters (the “Underwriters”) for the sale of 9,231,000 units of the Company (the “Units”) at a price of C$3.25 per Unit for total gross proceeds to the Company of approximately C$30 million.

Each Unit will consist of one common share in the capital of the Company (each a “Unit Share”) and one-half of one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one common share of the Company (a “Warrant Share”) for a period of 36 months following the Closing Date (as defined herein) of the Offering at an exercise price of C$4.05 per Warrant Share, subject to adjustment in certain events.

In addition, the Company has granted the Underwriters an option to purchase up to an additional 1,384,650 Units on the same terms and conditions exercisable at any time, in whole or in part, until 30 days following the Closing Date, for market stabilization purposes and to cover over-allotments, if any.

The Company expects to use the net proceeds from the Offering to maintain and advance the Company’s material properties, acquire properties, plant upgrades, drilling, maintenance and refurbishment, community outreach and communications, licensing and permitting and for general corporate and working capital purposes in the manner as set forth in the preliminary short form prospectus. In addition, if the Company is not able to complete a potential loan transaction contemplated by a non-binding term sheet prior to February 15, 2023, the Company expects to use a portion of the proceeds from the Offering to fund amounts required to be paid to complete the Company’s previously announced pending acquisition of the Alta Mesa ISR uranium project (the “Alta Mesa Acquisition”).

Closing of the Offering, which is expected on or about February 10, 2023 (the “Closing Date”), is subject to market and other customary conditions, including approvals of the TSX Venture Exchange and the NYSE American.

The preliminary short form prospectus for the Offering has been filed, and an amendment to the preliminary short form prospectus containing the definitive terms of the Offering will be filed, with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada except Québec. A registration statement on Form F-10 relating to the Offering (including such prospectus) has also been filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates but has not yet become effective; an amendment to such registration statement will also be filed, including an amendment to the short form prospectus for the Offering (as amended, the “Registration Statement”). The preliminary short form prospectus (and any amendment thereto) and the Registration Statement contain important detailed information relating to the Company and the Offering. The preliminary prospectus for the Offering (and any amendment thereto) is still subject to completion and amendment. There will not be any sale or acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued and the Registration Statement becomes effective.

Before you invest, you should read the prospectus (and any amendment thereto) in that Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov and SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus for the Offering (and any amendment thereto) if you request it in Canada from Canaccord Genuity Corp., 40 Temperance Street, Suite 2100, Toronto, ON M5H 0B4 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

In addition, the Company has agreed to file a preliminary short form prospectus to qualify 23,277,000 units (“Subscription Receipt Units”) of the Company to be issued up conversion of 23,277,000 previously issued subscription receipts (the “Subscription Receipts”). The Subscription Receipts were issued by the Company on December 6, 2022. The Subscription Receipt Units will be issued upon satisfaction of certain escrow release conditions (the “Escrow Release Conditions”) including the satisfaction of each of the conditions precedent to the closing of the Alta Mesa Acquisition (other than the payment of the cash portion of the consideration in connection the Alta Mesa Acquisition). Each Subscription Receipt Unit will be comprised of one common share in the capital of the Company and one common share purchase warrant (a “Subscription Receipt Warrant”). Each Subscription Receipt Warrant will entitle the holder thereof to purchase one common share of the Company at a price of C$3.75 for a period of three (3) years following the satisfaction of the Escrow Release Conditions.

The Subscription Receipts and the Subscription Receipt Units have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About enCore Energy Corp.

enCore Energy is the most diversified In-Situ Recovery (ISR) uranium development company in the United States and recently announced it entered into a definitive agreement to acquire the Alta Mesa In-Situ Recovery uranium project. The Alta Mesa Acquisition will position enCore as a leading US-focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey-Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreuranium.com

www.encoreuranium.com

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including: any information relating to the Company being a leading uranium company; completion of the Offering and use of proceeds from the Offering; the ability of the Company to complete the Alta Mesa Acquisition and to realize the expected benefits of the Alta Mesa Acquisition; the closing of the potential loan transaction that is contemplated to fund the completion of the Alta Mesa Acquisition; and any other statements regarding future expectations, beliefs, goals or prospects; may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). All statements in this news release that are not statements of historical fact (including statements containing the words “expects”, “is expected”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled”, “forecast”, “budget” and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the companies’ ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; risks associated with accessing additional funding required for the transactions and operations discussed in this news release; the use of proceeds of the Offering; whether the Company will be able to complete the potential loan transaction that is contemplated to fund the completion of the Alta Mesa Acquisition; the Company’s ability to complete the Alta Mesa Acquisition; future legislative and regulatory developments; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; market instability due to the COVID-19 pandemic; the potential for losses arising from the expansion of operations into new markets; increased competition; assumptions regarding market trends and the expected demand and desires for the Company’s products and proposed products; reliance on industry manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the companies’ annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.